Exhibit 99.2

TERMS AND CONDITIONS OF INCENTIVE OPTIONS

1.	Entitlement

Each Incentive Option (together the Incentive Options) entitles the holder (Holder) to subscribe for one ordinary share (Share) in Paringa Resources Limited (Company) upon exercise.

2.	Exercise Price and Expiry Date

The exercise price of each Incentive Option is A$[●] (Exercise Price). The expiry date of each Incentive Option is [●] (Expiry Date).

3.	Exercise Period

Each Incentive Option is exercisable at any time after the date of grant of the Incentive Option and before the Expiry Date (Exercise Period).

4.	Notice of Exercise

The Incentive Options may be exercised by notice in writing to the Company (Notice of Exercise) and payment of the Exercise Price for each Incentive Option being exercised. Any Notice of Exercise of an Incentive Option received by the Company will be deemed to be a notice of the exercise of that Incentive Option as at the date of receipt.

5.	Shares issued on exercise

Shares issued on exercise of the Incentive Options rank equally with the then Shares of the Company.

6.	Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options.

7.	Timing of issue of Shares and quotation of Shares on exercise

Within 15 Business Days after the later of the following:

a)	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Incentive Option being exercised; and

b)	the earlier to occur of:

(i)
when excluded information in respect to the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information.  If there is no such information the relevant date will be the date of receipt of a Notice of Exercise as set out in clause 7a) above; or

(ii)	the Holder elects that the Shares to be issued pursuant to the exercise of the Incentive Options will be subject to a holding lock for a period of 12 months in accordance with clause 8 below,

the Company will:

c)	allot and issue the Shares pursuant to the exercise of the Incentive Options;

d)
in the circumstances where clause 7(b)(i) applies, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act or lodge a prospectus with ASIC that qualifies the Shares issued upon exercise of the Incentive Options for resale under section 708A(11) of the Corporations Act;

e)	in the circumstances where clause 7(b)(ii) applies, apply a holding lock in accordance with clause 8 in respect of the Shares issued upon exercise of the Incentive Options; and

f)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Incentive Options.

8.	Holding lock

a)	The Holder may make an election as set out in clause 7(b)(ii) at any time following delivery of a Notice of Exercise and payment of the Exercise Price for each Incentive Option being exercised.

b)	If the Holder makes an election pursuant to clause 7(b)(ii), then:

(i)	the Company will apply a holding lock on the Shares to be issued;

(ii)	the Company shall release the holding lock on the Shares on the earlier to occur of:

A.	the date that is 12 months from the date of issue of the Shares; or

B.	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11); or

C.	the date a transfer of the Shares occurs pursuant to clause 8(b)(iii); and

(iii)	the Shares shall be transferable by the Holder and the holding lock will be lifted provided that:

A.	the offer of the Shares for sale does not require disclosure under section 707(3) of the Corporations Act;

B.	the transferee warrants for the benefit of the Holder and the Company that they are an exempt investor pursuant to one of the exemptions in section 708 of the Corporations Act; and

C.	the transferee of the Shares agrees to the holding lock applying to the Shares following their transfer for the balance of the period in clause 8(b)(ii).

9.	Participation in new issues

There are no participation rights or entitlements inherent in the Incentive Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Incentive Options.

However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced.  This will give the Holders of Incentive Options the opportunity to exercise their Incentive Options prior to the date for determining entitlements to participate in any such issue.

10.	Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(i)
the number of Shares which must be issued on the exercise of an Incentive Option will be increased by the number of Shares which the Incentive Optionholder would have received if the Holder of Incentive Options had exercised the Incentive Option before the record date for the bonus issue; and

(ii)	no change will be made to the Exercise Price.

11.	Adjustment for rights issue

If the Company makes an issue of Shares pro rata to existing Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an Incentive Option will be reduced according to the following formula:

New exercise price = O -  E[P-(S+D)]
                                                N+1

O =	the old Exercise Price of the Incentive Option.

E =	the number of underlying Shares into which one Incentive Option is exercisable.

P =	average market price per Share weighted by reference to volume of the underlying Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S =	the subscription price of a Share under the pro rata issue.

D =	the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue).

N =	the number of Shares with rights or entitlements that must be held to receive a right to one new share.

12.	Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Holders of Incentive Options may be varied to comply the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

13.	Quotation of Incentive Options

No application for quotation of the Incentive Options will be made by the Company.

14.	Incentive Options Transferable

The Incentive Options are only transferable after they have vested and provided that the transfer of Incentive Options complies with section 707(3) of the Corporations Act.

15.	Lodgement Instructions

Cheques shall be in Australian currency made payable to the Company and crossed “Not Negotiable”. The application for shares on exercise of the Incentive Options with the appropriate remittance should be lodged at the Company’s Registry.